July 31, 2015

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         EchoStar Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 20, 2013

File No. 1-33807

Dear Mr. Spirgel:

This letter is in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter, dated July 2, 2015 (the “Comment Letter”), regarding the Form 10-K of EchoStar Corporation (the “Company”) for the fiscal year ended December 31, 2014 (the “Form 10-K”).  We appreciate the Staff’s review of the Form 10-K.  For the Staff’s convenience, we have included the Staff’s comments below.  The Company’s responses are set forth below in italicized type and correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2014

Item 1. Business, page 1

Comment 1. We note your disclosure regarding the February 2014 Satellite and Tracking Stock Transaction throughout your annual report.  (a) Please enhance this disclosure to discuss the purpose and effect of the transaction on the company, the holders of the company’s Class A common stock and DISH Network Corporation.  (b) Briefly explain why the company and DISH Network chose to use a tracking stock structure and issuance of tracking stock by both the company and its subsidiary, Hughes Satellite Systems Corporation, explain how the two tracking stocks represent an aggregate 80.0% economic interest in the residential retail satellite broadband business of our Hughes segment and how DISH Network receives the benefits of this economic interest.  (c) Clarify how the rights of the Class A common stockholders of the company have been and could be impacted by the operation of the tracking stock and terms of the related investor rights agreement.  (d) Similarly, please revise your risk factors regarding the tracking stock to clarify what the risk is to the Class A common stockholders.

Response 1(a).

The Company entered into the Satellite and Tracking Stock Transaction to increase the scale of its satellite services business, which provides high-margin revenues, while maintaining operational control of and continuing to benefit from, the growth and the value of the satellite broadband business consistent with the long term strategic plans of the Company.  As a result of the Satellite and Tracking Stock Transaction, the Company has expanded its satellite fleet and increased the earnings potential of its

EchoStar Corporation

100 Inverness Terrace East • Englewood, CO 80112 • Tel: 303.706.4000

satellite services business.  In future filings, including the Company’s Form 10-Q for the quarter ended June 30, 2015, we will enhance the disclosures in Note 2. Hughes Retail Preferred Tracking Stock to our Consolidated Financial Statements to discuss the purpose and effect of the transaction on the Company and the Company’s Class A Common Stock similar to the Note 2. Hughes Retail Preferred Tracking Stock included in Attachment A.  In addition, the Company will continue to quantify and discuss in Management’s Discussion and Analysis of Financial Condition and Results of Operations the specific impacts of the Satellite and Tracking Stock Transaction on the financial statements of the Company as relevant and applicable to the reporting period as we have done in our prior Form 10-Ks and Form 10-Qs.  We are not in a position to determine the purpose and effect of the transaction on DISH Network Corporation (“DISH Network”) and are therefore not able to provide any disclosure in that regard.

Response 1(b).

The Company chose to utilize a tracking stock structure because such structure was optimal from an economic and tax perspective. In future filings, including the Company’s Form 10-Q for the quarter ended June 30, 2015, we will modify the disclosures in Note 2. Hughes Retail Preferred Tracking Stock to our Consolidated Financial Statements to explain (i) why EchoStar chose to use a tracking stock structure and issuance of tracking stock by both EchoStar and its subsidiary, Hughes Satellite Systems Corporation; (ii) how the two tracking stocks represent an aggregate 80.0% economic interest in the residential retail satellite broadband business of our Hughes segment; and (iii) how DISH Network receives the benefits of this economic interest, in each case similar to the Note 2. Hughes Retail Preferred Tracking Stock included in Attachment A.

Response 1(c).

In future filings, including the Company’s Form 10-Q for the quarter ended June 30, 2015, we will enhance the disclosures in Note 2. Hughes Retail Preferred Tracking Stock to our Consolidated Financial Statements and our risk factors to clarify how the rights of the Class A common stockholders of the company have been and could be impacted by the operation of the tracking stock similar to the disclosures included in Attachment A and Attachment B.

Response 1(d).

In future filings, including the Company’s Form 10-Q for the quarter ended June 30, 2015, we will revise our current risk factors and add additional risk factors regarding the tracking stock to clarify what the risk is to the Class A common stockholders similar to the disclosure included in Attachment B.

Definitive Proxy Statement Incorporated by Reference Into Part III

Equity Security Ownership and Related Matters, page 12

Comment 2.  We note that the company has three classes of equity securities with voting rights — the Class A common stock, the Class B common stock and the Hughes Retail Preferred Tracking Stock.  Since several classes of voting securities have different voting rights, please add a column to the beneficial ownership table that discloses the total voting power of each beneficial owner.

Response 2.  In future filings, we will add a column to the beneficial ownership table that discloses the total voting power of each beneficial owner similar to the beneficial ownership table included in Attachment C, which revises the beneficial ownership table presented in the Company’s 2015 Definitive Proxy Statement to reflect the requested additional information. The total voting power for each holder of our equity securities is also provided in the footnotes to the beneficial ownership table.

*    *    *    *     *

In connection with our response to the above comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you or your staff have any questions about the foregoing or would like to further discuss any of the matters referred to in this letter.

Sincerely,

/s/ David J. Rayner
David J. Rayner
Executive Vice President, Chief Financial Officer and Treasurer
Cc:	Michael T. Dugan
Dean A. Manson